SilverCrest Closes Over-Subscribed Non-Brokered Private Placement

For C$101 Million

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - April 17, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the completion of its non-brokered private placement of common shares of the Company (the "Offering") which was originally announced on April 13, 2020 for C$75 million.  The Company issued a total of 13,465,001 common shares at a price of C$7.50 per common share for gross proceeds of C$100,987,507.50, representing an over-subscription of approximately C$26 million.  The Company plans to use the net proceeds of the Offering for continued exploration and development of the Company's Las Chispas Project located in Sonora, Mexico, and for general working capital and administrative purposes.

N. Eric Fier, CEO of SilverCrest, commented, "We appreciate all the support we have received from investors in this non-brokered financing in challenging market conditions. We will strive to be good stewards of this capital with an updated bank balance of C$207 million or approximately 20% of our current market capitalization. With the close of this financing, we believe we are fully financed for the anticipated capital requirements to further develop and construct the high-grade silver-gold Las Chispas Project, putting us in a unique position to weather the current market instability and rapidly advance construction once it is safe for us to do so."

Resale of the common shares of the Company distributed under the Offering are subject to a hold period in Canada until August 18, 2020.  The Company paid finders' fees of 3% in cash totaling C$911,175 on subscriptions from certain subscribers introduced by brokers to the Company.

Pursuant to an agreement between the Company and SSR Mining Inc. ("SSR Mining") dated November 28, 2018 (see news release dated November 29, 2018), SSR Mining has a right to maintain its pro rata ownership interest of up to 9.9% of the outstanding shares of SilverCrest. SSR Mining has until April 20, 2020 to exercise that right. Should SSR Mining exercise that right, the Company would issue up to an additional 3,597,291 common shares for proceeds of up to C$26,979,682.50.

The common shares of the Company mentioned herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States absent an exemption from registration.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the known mineral resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the intended use of proceeds. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; development and construction of the Las Chispas Project, and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; the ability to develop the Las Chispas Project and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1